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                            April 1, 2021

       Paul E. Jacobs, Ph.D.
       Chief Executive Officer
       Jaws Juggernaut Acquisition Corporation
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: Jaws Juggernaut
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on March 23,
2021
                                                            File No. 333-253076

       Dear Mr. Jacobs:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       S-1/A

       Summary
       General, page 2

   1. We note your response to prior comment 2 in our March 11, 2021 letter. We also note your risk factor on
page 53 regarding the potential issuance of additional shares to complete your business
combination. Please disclose any specific risks relating to the financing of an XCOM
Labs acquisition and the potential dilutive effect to existing investors.
 Paul E. Jacobs, Ph.D.
Jaws Juggernaut Acquisition Corporation
April 1, 2021
Page 2

       You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNamePaul E. Jacobs, Ph.D.
                                                     Division of Corporation
Finance
Comapany NameJaws Juggernaut Acquisition Corporation
                                                     Office of Real Estate &
Construction
April 1, 2021 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName